UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
RHUMBA MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)
Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, NY 10016
(212) 546-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing
Persons)
Copies to:
Daniel E. Wolf, P.C.
Sophia Hudson, P.C.
Jonathan L. Davis, P.C
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Rhumba Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Turning Point Therapeutics, Inc., a Delaware corporation (the “Company”), for $76.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 10.	Financial Statements.
Not applicable.
Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of June 17 2022.
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*	Summary Advertisement, as published in The Wall Street Journal on June 17, 2022.
(a)(5)(i)
Joint Press Release issued by Bristol-Myers Squibb Company and Turning Point Therapeutics, Inc. dated June 3, 2022 (incorporated by reference to Exhibit 99.1 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on June 3, 2022).

(a)(5)(ii)
Transaction Infographic issued by Bristol-Myers Squibb Company, dated June 3, 2022 (incorporated by reference to Exhibit 99.2 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on June 3, 2022).

(a)(5)(iii)
Social Media Content issued by Bristol-Myers Squibb Company, dated June 3, 2022 (incorporated by reference to Exhibit 99.3 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on June 3, 2022).

(a)(5)(iv)
Enterprise Letter issued by Bristol-Myers Squibb Company, dated June 3, 2022 (incorporated by reference to Exhibit 99.4 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on June 3, 2022).

(a)(5)(v)
Turning Point Therapeutics, Inc. Employee FAQ, first made available on June 3, 2022 (incorporated by reference to Exhibit 99.1 of the first Turning Point Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on June 3, 2022).

(a)(5)(vi)
Turning Point Therapeutics, Inc. Investor FAQ, first made available on June 3, 2022 (incorporated by reference to Exhibit 99.2 of the first Turning Point Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on June 3, 2022).

Exhibit No.	Description
(a)(5)(vii)
Letter to Turning Point Therapeutics, Inc. employees first sent on June 3, 2022 (incorporated by reference to Exhibit 99.3 of the first Turning Point Therapeutics, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on June 3, 2022).

(b)	Not Applicable.
(d)(1)
Agreement and Plan of Merger, dated as of June 2, 2022, among Bristol-Myers Squibb Company, Rhumba Merger Sub Inc. and Turning Point Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Turning Point Therapeutics, Inc. Current Report on Form 8-K (File No. 001-38871) filed with the Securities and Exchange Commission on June 3, 2022).

(d)(2)*	Mutual Non-Disclosure Agreement, dated as of March 6, 2022, between Bristol-Myers Squibb Company and Turning Point Therapeutics, Inc.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.
*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2022
RHUMBA MERGER SUB INC.

By:	/s/ Brian P. Heaphy
	Name:	Brian P. Heaphy
	Title:	Vice President

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly M. Jablonski
	Name:	Kimberly M. Jablonski
	Title:	Corporate Secretary